Filed Pursuant to Rule 433
Registration No. 333-113313

November 29, 2007

Textron Inc.
$350,000,000 5.60% Notes due 2017
Pricing Term Sheet

5.60% Notes due 2017

Issuer:	Textron Inc.
Security:	5.60% Notes due 2017
Size:	$350,000,000
Maturity Date:	December 1, 2017
Coupon:	5.60%
Interest Payment Dates:	June 1 and December 1, beginning June 1, 2008
Price to Public:	99.993%
Benchmark Treasury:	UST 4.25% due November 15, 2017
Benchmark Treasury Price and Yield:	102-14; 3.951%
Spread to Benchmark Treasury:	165 bps
Yield:	5.601%
Make-Whole Call:	T + 25 bps
Expected Settlement Date:	December 4, 2007
CUSIP:	883203 BL 4
Anticipated Ratings (Moody's/S&P/Fitch):	A3/A-/A-
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co.
Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Lazard Capital Markets LLC Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus distribution@bofasecurities.com or by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Goldman, Sachs & Co. at (866) 471-2526.